UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
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SEC File Number: 000-50600
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NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Blackbaud, Inc.
Full name of Registrant
Former Name of Registrant if Applicable: N/A
2000 Daniel Island Drive
Address of Principal Executive Office (Street and Number)
Charleston, South Carolina 29492
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Blackbaud, Inc. (“Blackbaud” or the “Company”) announced on May 9, 2007 that during the preparation of the Company’s Form 10-Q, the Company determined that SEC Staff Accounting Bulletin 108 (“SAB 108”) was misapplied in connection with reporting its consolidated financial position and results of operations as of and for the period ended December 31, 2006. The Company has elected to restate its consolidated financial statements for December 31, 2006, 2005 and 2004, and to reflect the impact of this error correction, in accordance with the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 154, in its Form 10-Q for the period ended March 31, 2007.
     The Company has historically recognized maintenance and subscription revenue using a monthly convention rather than on an actual days basis. The effect on the income statements of the difference between these two methods has been evaluated in the past and it was concluded that the impact was immaterial. The Company has determined that at December 31, 2006, it should have recorded a one-time adjustment to its retained earnings, under SAB 108, to correct for the cumulative impact of using the actual days method. The Company is currently assessing the impact of this misapplication on its internal controls and procedures.
     The Company has undertaken a rigorous review process to address the potential adjustments that are required. In connection with this process, the Company is evaluating its maintenance and subscription agreements in accordance with the requirements of SAB 108. Due to the amount of time and complexity involved in this review, the Company has not completed their work and therefore is unable to file its Form 10-Q for the quarter ended March 31, 2007 by the required filing date. The Company is focused on resolving these issues as quickly as possible and anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date according to Rule 12b-25.

PART IV— OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Timothy V. Williams	(843)	216-6200

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       ☒ Yes       ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☐ Yes       ☒ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     Blackbaud, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2007	By:	/s/ Timothy V. Williams

Timothy V. Williams Senior Vice President and Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).